Woori Finance Holdings’ Preliminary Financial Performance Figures
for the Second Quarter of 2011

The preliminary financial performance figures for Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) for the six-month period ended on June 30, 2011, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

				% Change		% Change
				Increase		Increase
Item		2Q 2011	1Q 2011	(Decrease)	2Q 2010	(Decrease)
Revenue*	Specified Quarter	8,599,746	8,398,759	2.39	10,390,417	(17.23)

	Cumulative Basis	16,998,505	8,398,759	-	19,632,743	(13.42)

Operating Income	Specified Quarter	1,213,058	802,675	51.13	(355,818)	N/A**

	Cumulative Basis	2,015,733	802,675	-	1,165,481	72.95

Income before	Specified Quarter	1,193,116	848,522	40.61	(364,955)	N/A**

Income Tax Expense	Cumulative Basis	2,041,638	848,522	-	1,168,179	74.77

Net Income***	Specified Quarter	791,286	502,616	57.43	(338,460)	N/A**

	Cumulative Basis	1,293,902	502,616	-	753,849	71.64

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, income from equity method investments and other operating income.

**	Not Applicable.

***	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”).

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.

Woori Bank’s Preliminary Financial Performance Figures
for the Second Quarter of 2011

The preliminary financial performance figures for Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings, for the six-month period ended on June 30, 2011, on a consolidated basis, are as follows.

(Units: millions of KRW, %)

Item		2Q 2011	1Q 2011	% Change Increase (Decrease)	2Q 2010	% Change Increase (Decrease)
Revenue*	Specified Quarter	6,592,272	6,568,960	0.35	8,108,395	(18.70)
	Cumulative Basis	13,161,232	6,568,960	-	15,472,255	(14.94)
Operating Income	Specified Quarter	1,081,025	616,926	75.23	(420,287)	N/A**
	Cumulative Basis	1,697,951	616,926	-	811,968	109.12
Income before	Specified Quarter	1,067,453	622,538	71.47	(425,795)	N/A**
Income Tax Expense	Cumulative Basis	1,689,991	622,538	-	812,996	107.87
Net Income***	Specified Quarter	765,265	471,948	62.15	(299,317)	N/A**
	Cumulative Basis	1,237,223	471,948	-	723,306	71.05

*	Represents the sum of interest income, fee and commission income, dividend income, gain on financial assets/liabilities at fair value through profit and loss, income from equity method investments and other operating income.

**	Not Applicable.

***	Represents profit attributable to equity holders of the parent entity.

The above figures are prepared in accordance with the K-IFRS.

The figures above are subject to adjustment as they are preliminary and have not been reviewed by our independent auditors.